Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 12 DATED OCTOBER 1, 2013
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2013, Supplement No. 8 dated July 16, 2013, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated August 1, 2013, Supplement No. 10 dated August 15, 2013 and Supplement No. 11 dated September 3, 2013. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.; and
(2)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering up to 250,000,000 shares in a primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of September 2013, we accepted investors’ subscriptions for, and issued, a total of approximately 42.5 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $422.7 million, consisting of approximately 42.1 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $419.3 million, and approximately 360,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $3.4 million. As of September 30, 2013, we had accepted investors’ subscriptions for, and issued, approximately 166.8 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $1.7 billion.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 104 of the prospectus.
As of September 27, 2013, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 54 properties located in 24 states, consisting of approximately 10.1 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired nine properties between September 1, 2013 and September 27, 2013 for an aggregate purchase price of $149.7 million, consisting of approximately 1.1 million gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $3.0 million.

CCIT-SUP-12D